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UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Mobile TeleSystems OJSC

(Name of Issuer)

Common Stock, nominal value 0.1 Russian ruble per share

(Title of Class of Securities)

6074091

(CUSIP Number)

Joint Stock Financial Corporation Sistema

10 Leontievsky Per.

Moscow 103009, Russian Federation

Attention: Evgeni G. Novitsky

Facimile: +7-095- 232-3391

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Anna Goldin, Esq.

Latham & Watkins

Ulitsa Gasheka, 7

Ducat II, Suite 900

Moscow 123056, Russian Federation

Facsimile:  +7-095-785-1235

April 25, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 6074091

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Joint Stock Financial Corporation Sistema

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 973,582,454

	8.	Shared Voting Power 60,219,432

	9.	Sole Dispositive Power 973,582,454

	10.	Shared Dispositive Power 60,219,432

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,033,801,886

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 51.9%

14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 6074091

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Invest-Svyaz-Holding

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 160,247,802

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 160,247,802

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 160,247,802

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 607409

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Vladimir P. Evtushenkov

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 973,582,454

	8.	Shared Voting Power 60,219,432

	9.	Sole Dispositive Power 973,582,454

	10.	Shared Dispositive Power 60,219,432

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,033,801,886

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 51.9%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed on March 24, 2003, as amended by the Amendment No. 1 to the Schedule 13D filed on April 21, 2003 (as amended, the “Schedule 13D”) by Joint Stock Financial Corporation Sistema (“Sistema”), Invest-Svyaz-Holding (“ISH”) and Vladimir P. Evtushenkov with respect to the shares of common stock, par value 0.1 Russian ruble per share (the “Shares”), of Mobile TeleSystems OJSC (the “Issuer”).  All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended in pertinent part as follows:

On April 22, 2003, Sistema paid the purchase price of $366,698,597.30 for the Option (the “Purchase Price”) and on April 25, 2003, the Shares and the shares of ISH that were subject to the Option were transferred in accordance with Section 2 of the Call Option Agreement.  The sources of funds for the Option were Sistema’s working capital and the net proceeds of the offering by Sistema’s subsidiary, Sistema Finance S.A., of $350 million in aggregate principal amount of 10¼% Guaranteed Senior Secured Notes due 2008 for which Deutsche Bank AG London and ING Bank N.V., London Branch served as representatives of the initial purchasers.

Item 4.	Purpose of Transaction

Item 4 is amended in pertinent part as follows:

The purpose of exercising the Option was to increase Sistema’s holding in the Issuer.  In accordance with Section 2 of the Call Option Agreement, upon receipt of the Purchase Price, T-Mobile transferred to Sistema 120,811,184 Shares and 78,521,430 shares of ISH.  As a result of these transfers on April 25, 2003, Sistema’s direct holding in the Issuer has increased to 40.8%, Sistema’s holding in ISH has increased to 100% and the transactions contemplated by the Unwind Agreement shall no longer occur.

Subject to the conditions mentioned herein and in the Schedule 13D, the Reporting Persons may acquire additional Shares and/or sell or hold Shares currently held (including those acquired pursuant to the Option).  Any actions Sistema or the other Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Shares; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as set forth in this Amendment and the Schedule 13D, the Reporting Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended in pertinent part as follows:

(a), (b)  As of the close of business on April 25, 2003, Sistema held 813,334,652 Shares directly, which represent 40.8% of the Shares outstanding (the “Outstanding Shares”).  Sistema has sole voting and dispositive power with respect to the Shares it holds of record.

As of the close of business on April 25, 2003, ISH held 160,247,802 Shares directly, which represent 8.0% of the Outstanding Shares.  ISH has sole voting and dispositive power with respect to the Shares it holds of record.  As of the close of business on April 25, 2003, Sistema owned 100% of ISH.  As the sole shareholder of ISH, Sistema may be deemed to beneficially own any Shares ISH holds of record.

Sistema owns a 51% interest in VAST, a limited partnership formed under the laws of the Russian Federation.  As of the close of business on April 25, 2003, VAST held 60,219,432 Shares directly, which represent 3.0% of the Outstanding Shares.  VAST has sole voting and dispositive power with respect to the Shares it holds of record.   As a partner in VAST with shared voting and dispositive power with respect to the Shares VAST holds of record, Sistema may be deemed to beneficially own any Shares VAST holds of record, but it expressly disclaims beneficial ownership of 49% of the Shares VAST holds of record.

Except as set forth in this Item 5(a)-(b) of this Amendment and the Schedule 13D, to the knowledge of the Reporting Persons, none of the persons set forth in Exhibit A of the Schedule 13D held any Shares directly or has the right to vote or dispose of any Shares held by Sistema or ISH as of the close of business on April 25, 2003.

The Reporting Persons may be deemed to be a group in relation to their respective holdings of Shares.  The Reporting Persons do not affirm the existence of a group.  In addition, VAST may be deemed to be a member of such group, however, the Reporting Persons expressly disclaim that it is such a member.  As a result of the Shareholders’ Agreement, the Reporting Persons may be deemed to be a group with T-Mobile or Deutsche Telekom AG (which owns 100% of T-Mobile), however, each Reporting Person expressly disclaims that it is such a member.

Except as set forth in this Item 5(a)-(b) of this Amendment and the Schedule 13D, each of the persons named in this Item 5(a)-(b) of this Amendment and the Schedule 13D disclaims beneficial ownership of any Shares owned beneficially or of record by any other person named in this Item 5(a)-(b) of this Amendment and the Schedule 13D.

(c)  On April 22, 2003, Sistema paid the Purchase Price for the Option, as detailed above.  The price per Share of the Shares transferred pursuant to the Option on April 25, 2003 was $1.95.  Except as set forth herein and the Schedule 13D, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person identified on Exhibit A of the Schedule 13D, has effected any transaction in the Shares during the past 60 days.

(d)  Except as set forth in this Amendment and the Schedule 13D, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends, or the proceeds from the sale of, any Shares beneficially owned by the Reporting Persons.

(e)  Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2003

JOINT STOCK FINANCIAL CORPORATION SISTEMA

	By:	/s/ Evgeni G. Novitsky
	Name:	Evgeni G. Novitsky
	Its:	President

INVEST-SVYAZ-HOLDING

	By:	/s/ Victor N. Ilyn
	Name:	Victor N. Ilyn
	Its:	General Director

/s/ Vladimir P. Evtushenkov
Vladimir P. Evtushenkov

EXHIBIT INDEX

Exhibit A                Joint Filing Agreement*

*              Previously filed as an Exhibit to the Schedule 13D filed on March 24, 2003 and incorporated herein by reference.